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 CERTIFIED PUBLIC ACCOUNTANTS

 Delivering on the Promise.

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Bellwether Enterprise Real Estate Capital, LLC

We have examined management's assertion, included in the accompanying Management's Assertion on Compliance with Applicable Regulation AB Servicing Criteria, that Bellwether Enterprise Real Estate Capital, LLC (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for asset-backed securities transactions for which the Company acted as servicer, including commercial and multifamily mortgage loans (the Platform), as of and for the year ended December 31, 2017, excluding the criteria set forth in Items 1122(d)(1)(iii), 1122(d)(2)(iii), 1122(d)(3)(i)(C), 1122(d)(4)(iii), 1122(d)(4)(vi), 1122(d)(4)(vii), and 1122(d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Appendix A to the accompanying Management’s Assertion on Compliance with Applicable Regulation AB Servicing Criteria identifies the asset-backed transactions defined by management as constituting the Platform. Appendix B identifies the applicable servicing criteria with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

With respect to applicable servicing criteria 1122(d)(4)(ii), 1122(d)(4)(viii), 1122(d)(4)(xii), and 1122(d)(4)(xiv), there were no activities performed during the year ended December 31, 2017 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities.

As described in the accompanying management’s assertion, for servicing criteria 1122(d)(1)(ii), the Company has engaged various vendors to perform the activities required by this servicing criteria. The Company has determined that none of these vendors is considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by the SEC’s Compliance and Disclosure Interpretation (C&DI) 200.06, Vendors Engaged by Servicers (C&DI 200.06) (formerly SEC Manual Telephone Interpretation 17.06). As permitted by C&DI 200.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors’ activities comply in all material respects with the servicing criteria applicable to each vendor. The Company is solely responsible for determining that it meets with the SEC requirements to apply C&DI 200.06 for the vendors and related criteria as described in its assertion, and we performed no procedures with respect to the Company’s eligibility to apply C&DI 200.06.

  In our opinion, management's assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year     ended December 31, 2017, for the Platform is fairly stated, in all material respects.

SKODA MINOTTI & CO.

/s/ Skoda Minotti

Akron, Ohio

February 28, 2018

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